UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                   ------------------------------------------



                                 SCHEDULE 13G/A
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*
                   ------------------------------------------



                         Atlantic Pharmaceuticals, Inc.
                   -----------------------------------------
                                 Name of Issuer


                    Common Stock, par value $.001 per share
                   ------------------------------------------
                         (Title of Class of Securities)


                                   048785109
                                  -----------
                                  CUSIP Number


        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes to Schedule 13G).

                                  SCHEDULE 13G

CUSIP No.  048785109
--------------------------------------------------------------------------------
1)      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Lindsay A. Rosenwald, M.D.
--------------------------------------------------------------------------------
2)      CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP   (a)  |_|      (b)   |_|
--------------------------------------------------------------------------------
3)      SEC USE ONLY
--------------------------------------------------------------------------------
4)      CITIZENSHIP OR PLACE OF ORGANIZATION
        United States
--------------------------------------------------------------------------------
                      5)     SOLE VOTING POWER
                             499,298 /1/
        NUMBER        ----------------------------------------------------------
        OF            6)     SHARED VOTING POWER
        SHARES
        BENEFICIALLY  ----------------------------------------------------------
        OWNED BY      7)     SOLE DISPOSITIVE POWER
        EACH                 499,298 /1/
        REPORTING     ----------------------------------------------------------
        PERSON        8)     SHARED DISPOSITIVE POWER
        WITH
--------------------------------------------------------------------------------
9)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        499,298 /1/
--------------------------------------------------------------------------------
10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
        SHARES                                                               [X]
--------------------------------------------------------------------------------
11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
        10.8%
--------------------------------------------------------------------------------
12)     TYPE OF REPORTING PERSON
        IN
--------------------------------------------------------------------------------

Item 1.
-------------------------
        1 Includes 344,508 shares of common stock of the Issuer and 154,410 shares of common stock issuable upon conversion of Series A Convertible Stock (the "Preferred Stock") underlying 47,202. Also includes 190 shares of common stock held by June Street Corporation and 190 shares of common stock held by Huntington Street Corporation. Dr. Rosenwald is the sole proprietor of each of June Street Corporation and Huntington Street Corporation.

        (a)           Name of Issuer:

                      Atlantic Pharmaceuticals, Inc. (the "Company")

        (b)           Address of Issuer's Principal Executive Offices:

                      1017 Main Campus Drive, Suite 3900
                      Raleigh, North Carolina, 27606

Item 2.

        (a)           Name of Person Filing:

                      Lindsay A. Rosenwald, M.D. ("Dr. Rosenwald")

        (b)           Address of Principal Business Office or, if None,
                      Residence:

                      787 Seventh Avenue, 48th Floor
                      New York, N.Y.  10019

        (c)           Citizen:

                      Dr. Rosenwald is a citizen of the United States.

        (d)           Title of Class of Securities:

                      Common Stock, $0.001 par value ("shares").

        (e)           CUSIP#:

                      048785109

Item 3.

                      Not applicable.

Item 4.               Ownership:

                      For information concerning the ownership of Common Stock of the Company by Dr. Rosenwald, see Items 5 through 9 and 11 of the cover page to this schedule 13G and footnotes thereto.

Item 5.               Ownership of Five Percent or Less of a Class:

                      Not applicable.

Item 6.               Ownership of More than Five Percent on Behalf of Another
                      Person:

                      Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported On By the Parent Holding Company:

                      Not applicable.

Item 8.               Identification and Classification of Members of the Group:

                      Not applicable.

Item 9.               Notice of Dissolution of Group:

                      Not applicable.

Item 10.              Certification:

                      Not applicable.



                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 12, 1999
         New York, New York                      /s/ Lindsay A. Rosenwald, M.D.
                                                --------------------------------
                                                Lindsay A. Rosenwald, M.D.